SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Prospect Global Resources Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

74348X103

(CUSIP Number)

February 11, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74348X103		13G

1	Names of Reporting Persons Quincy Prelude LLC

2	Check the Appropriate Box if a Member of a Group*(See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,900,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,900,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,900,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row 9 7.7%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74348X103		13G

1	Names of Reporting Persons Buffalo Management LLC

2	Check the Appropriate Box if a Member of a Group*(See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 816,667

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 816,667

9	Aggregate Amount Beneficially Owned by Each Reporting Person 816,667

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row 9 2.2%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 74348X103		13G

1	Names of Reporting Persons Chad Brownstein

2	Check the Appropriate Box if a Member of a Group*(See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0

	6	Shared Voting Power 3,716,667

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,716,667

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,716,667

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11	Percent of Class Represented by Amount in Row 9 9.8%

12	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Prospect Global Resources Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 600 17th Street, Suite 2800-South, Denver CO 80202.

Item 2.
(a)

Name of Person Filing:
This Schedule 13G is being filed on behalf of Quincy Prelude LLC, Buffalo Management LLC, and Chad Brownstein, with respect to the shares of the Issuer held by Quincy Prelude LLC, Buffalo Management LLC, and Chad Brownstein.

(b)

Address of Principal Business Office or, if none, Residence:
The principal business offices of Quincy Prelude LLC, Buffalo Management LLC, and Chad Brownstein is 555 South Barrington Avenue, #216, Los Angeles, California 90049.

	(c)	Citizenship: Quincy Prelude LLC and Buffalo Management LLC are each a Colorado limited liability company. Chad Brownstein is a citizen of the United States of America.
	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share.
	(e)	CUSIP Number: 74348X103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), §§check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
Reference is made to Items 5-9 and 11 of pages 2, 3 and 4 of this Schedule 13G, which Items are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below, Quincy Prelude LLC, Buffalo Management LLC and Chad Brownstein certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012		Date: February 14, 2012

Quincy Prelude LLC		Buffalo Management LLC

By:	/s/Jeffrey M. Knetsch	By:	/s/Jeffrey M. Knetsch
	Jeffrey M. Knetsch		Jeffrey M. Knetsch
	Attorney in Fact		Attorney in Fact

Date: February 14, 2012

Chad Brownstein

By:	/s/Jeffrey M. Knetsch
Jeffrey M. Knetsch
Attorney in Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit		Page
A	Joint Filing Agreement	9

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Prospect Global Resources Inc. dated February 14, 2012 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 14, 2012		Date: February 14, 2012

Quincy Prelude LLC		Buffalo Management LLC

By:	/s/Jeffrey M. Knetsch	By:	/s/Jeffrey M. Knetsch
	Jeffrey M. Knetsch		Jeffrey M. Knetsch
	Attorney in Fact		Attorney in Fact

Date: February 14, 2012

Chad Brownstein

By:	/s/Jeffrey M. Knetsch
Jeffrey M. Knetsch
Attorney in Fact